U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

         FORM 4
         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935 or
         Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligatons may continue. See Instruction 1(b).

1.       Name and Address of Reporting Person*

         (Last) Rife                 (First) M..                   (Middle) O.
         (Street) 5416 Birchman Avenue
         (City)   Fort Worth             (State)  TX               (Zip) 76107

2.       Issuer Name and Ticker or Trading Symbol       Power Exploration, Inc.

3.       IRS or Social Security Number of Reporting Person (Voluntary)

4.       Statement for Month/Year           March 2001

5.       If Amendment, Date of Original  (Month/Year)

6.       Relationship of Reporting Person to Issuer

           (Check all applicable)

         ( X )   Director                       ( X )      10% Owner
         ( X )   Officer (give title below)     (   )    Other (specify below)


             Table I -- Non-Derivative Securities Beneficially Owned

1.  Title of Security   2.  Trans-    3. Trans-    4. Securities Acquired(A)    5. Amount of     6.  Owner-        7. Nature
      (Instr. 3)            action       action       or Disposed of (D)           Securities        ship             of In-
                            Date         Code         (Instr. 3, 4 and 5)          Beneficially      Form:            direct
                                         (Instr. 8)                                Owned at          Direct           Bene-
                            (Month/                                                End of            (D)              ficial
                            Day/                                                   Month             Indirect         Owner-
                            Year)        Code V       Amount     (A) or  Price     (Instr. 3         (I)              ship
                                                                 (D)                and 4)           (Instr 4.)       (Instr. 4)

    Common Stock            5/9/01        S           500,000     A      $ 0*      5,562,000





*        If the Form is filed by more than one Reporting Person, see Instruction
         5(b)(v)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                 Table II -- Derivative Securities Beneficially
            Owned (e.g., puts, calls, warrants, options, convertible
                                   securities)



1. Title of   2. Conver-  3. Trans-  4. Transac-   5. Number of       6.Date Exer-      7. Title and Amount of          8. Price
Derivative.)     sion or     action     tion Code     Derivative        cisable            Underlying Securities           of
 Security        Exercise    Date      (Instr. 8)     Securities        and                (Instr. 3 and 4)                Deriv-
 (Instr 3.)      Price of                             Acquired (A) or   Expiration                                         ative
                 Deriv-      (Month/                  Disposed Of (D)   Date                                               Secur-
                 ative       Day/                     (Instr. 3, 4,     (Month/Day/                                        ity
                 Security    Year)                    and 5)            Year)
                                                                                                                           (Instr.
                                                                                                                            5)


                                                                        Date    Expira-                    Amount or
                                                                        Exer-   tion           Title       Number of
                                       Code  V       (A)    (D)         cisable Date









9. Number       10.Owner-       11.Na-
   of Deriv-       ship            ture
   ative           Form            of In-
   Secur-          of De-          direct
   ities           rivative        Bene-
   Bene-           Secu-           ficial
   ficially        rity:           Own-
   Owned           Direct          ership
   at End         (D) or          (Instr.
   of              Indi-           4.)
   Month           rect (I)
   (Instr. 4)     (Instr. 4)

Explanation of Responses:

* - These shares were issued by the Company in lieu of salaries owed officers and correspondingly deducted from accrued salaries for this period on the Company's books and records.


                            /s/ M. O. Rife III                 April 10, 2001
                            **Signature of Reporting {Person)  Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

         See 18 U.S.C.     1001 and 15 U.S.C.    78(ff)(a)

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

         Alternatively, this form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b) (4) of Regulation S-T.